
07006600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/06 (MM/DD/YY) AND ENDING 01/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts & Ryan Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

57 Post Street, Suite 614
(No. and Street)

San Francisco, CA 94111

APR 11 2007

THOMSON FINANCIAL

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Bruno, CPA
(Name — *if individual, state last, first, middle name*)

391 Taylor Blvd., Suite 105 Pleasant Hill, CA 94523
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 30 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts & Ryan Investments Inc., as of January 31, XX2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



PHYLLIS SECOSKY
Commission # 1603548
Notary Public - California
Marin County
My Comm. Expires Sep 29, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert J. Bruno CPA
391 Taylor Boulevard, Suite 105
Pleasant Hill, CA 94523
Phone: (925) 676-1960
Fax: (925) 676-6339

Board of Directors
Roberts and Ryan Investments, Inc.

I have audited the accompanying statement of financial condition of Roberts and Ryan Investments, Inc. as of January 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments, Inc. as of January 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert J. Bruno CPA
Pleasant Hill, California
March 16, 2007

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2007

Assets

Cash	$ 187,973
Certificate of deposit	59,719
Deposit with clearing organizations	
(securities with a market value of $99,284)	99,284
Receivable from broker-dealers and clearing organizations	7,870
Accrued interest receivable	1,548
Securities owned at market value	24,694
Deferred tax asset	808
Total current assets	381,896
Equipment	
Furniture and equipment	57,802
Leasehold improvement	3,783
Total	61,585
Less accumulated depreciation	(45,332)
Equipment – net	16,253
Other assets	
Deposit	800
Total other assets	800
Total assets	$ 398,949

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2007

Liabilities and Stockholder's Equity

Accounts payable	$ 5,767
Accrued expenses	8,511
Income taxes payable	1,715
Total current liabilities	15,993
Long-term liabilities	
Deferred income tax	2,623
Total liabilities	18,616
Stockholder's equity	
Capital stock	70,000
Additional paid-in capital	3,850
Retained earnings	306,483
Total stockholder's equity	380,333
Total liabilities and stockholder's equity	$ 398,949

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Income and Retained Earnings
For the Year Ended January 31, 2007

Revenues	
Commissions	$ 688,165
Other	19,198
Total revenues	707,363
Expenses	
Advertising	1,471
Bank charges	1,043
Broker dealer services	5,146
Commissions	356,655
Consulting	9,035
Depreciation	6,859
Dues and subscriptions	4,610
Insurance	4,072
Legal and accounting	45,171
Office supplies	9,870
Outside service	2,903
Payroll and other taxes	11,643
Rent	26,513
Repairs	300
Salaries	186,654
Telephone	5,299
Travel and promotion	7,369
Trading desk	5,194
Total expense	689,807
Other income (expense)	
Interest	4,691
Income before income taxes	22,247
Income tax (expense) benefit	(4,626)
Net income	17,621
Beginning retained earnings	288,862
Ending retained earnings	$ 306,483

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2007

	Capital Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at February 1, 2006	$ 70,000	$ 3,850	$ 288,862	$ 362,712
Net income			17,621	17,621
Balances at January 31, 2007	$ 70,000	$ 3,850	$ 306,483	$ 380,333

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Cash Flows
For the Year Ended January 31, 2007

Cash flows from operating activities	
Net income	$ 17,621
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Deferred income taxes	2,911
Depreciation	6,859
(Increase) decrease in:	
Certificate of deposit	(1,935)
Deposits held by clearing broker	(74)
Receivable from brokers and clearing organizations	67,807
Accrued interest receivable	428
Securities owned	6,356
Increase (decrease) in:	
Accounts payable	1,510
Accrued expense	(36,489)
Income taxes	1,715
Net cash provided (used) by operating activities	66,709
Cash flows from investing activities:	
Purchase of fixed assets	(3,783)
Net cash provided (used) by investing activities	(3,783)
Net increase (decrease) in cash	62,926
Cash balance at beginning of year	125,047
Cash balance at end of year	$ 187,973
Supplementary information:	
Cash paid for taxes	$ 0
Cash paid for interest	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of California on February 23, 1987. The Company is a broker/dealer and is engaged in selling general securities, limited partnership interests, mutual funds and bonds, primarily in Northern California.

Method of Accounting

The financial statements are prepared on the accrual method of accounting. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expense reported on a trade-date basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Receivable from Broker-Dealers and Clearing Organizations

Commissions receivable are stated at full value, no provision has been made, as all accounts are deemed to be fully collectible. Therefore, the direct charge-off method approximates the allowance method.

Fixed Assets

Furniture and equipment are stated at cost. Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful lives of the assets, which is five years. Leasehold improvements are depreciated over the life of the lease. Total depreciation expense for the year is $6,859.

Note 1 – Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the year ended January 31, 2007 was $1,471.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension

The Company has a pension plan consisting of a Profit Sharing Plan. To be eligible the employee must be 21 years of age and have 2 years of service with the Company.

The Profit Sharing Plan is discretionary and is determined by the Company's Board of Directors. The Board of Directors has determined to fund $0 for the current year.
It is the Company's policy to fund the pension costs annually.

The employees are offered various options to invest the funds, none of which involve the Company's stock.

Note 1 – Summary of Significant Accounting Policies (continued)

FDIC Insurance Limits

The Company had funds in excess of the $100,000 federally insured limits on deposit at financial institutions during the period.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The estimated fair values of these financial instruments at January 31, 2007 are as follows:

	Assets/Liabilities	
	Carrying Amount	Fair Value
Cash	$ 187,973	$ 187,973
Certificate of Deposit	59,719	59,719
Deposits with clearing organization	99,284	99,284
Accounts Receivable	9,418	9,418
Securities owned	24,694	24,694
Other	800	800
Current Liabilities	(15,993)	(15,993)
	$ 365,895	$ 365,895

Concentration of Credit Risk

In the normal course of business, the Company's activities do not involve the execution, settlement, and financing of customer securities transactions. Thus, these activities do not expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill it's contractual obligations. The Company is paid commissions for cash, rather than margin or credit transactions. Therefore, the Company is not exposed to risk related to credit transactions.

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2007

Note 2 – Income Taxes

The provision for taxes on income consists of the following:

Federal	$	915
State		800
Deferred tax expense		2,911
	$	4,626

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of January 31, 2007 was $2,911.

The Company's deductible temporary and taxable temporary differences consist of the following: accrual to cash adjustment, vacation accrual, net book value of fixed assets.

For January 31, 2007, it is reasonably certain that all deductible temporary differences will reverse in future years. Therefore, no valuation allowance is needed. Using minimum applicable federal and state tax rates each year, the deferred tax assets are as follows:

Total current deferred tax assets	$	1,211
Total current deferred tax liabilities		(403)
Total long-term deferred tax assets		155
Total long-term deferred tax liabilities		(2,778)
	$	(1,815)

The amounts have been presented in the Company's financial statements as follows:

Deferred current tax asset	$	808
Deferred long-term tax liability		(2,623)
	$	(1,815)

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2007

Note 3 – Accrued Expenses

Accrued expenses consist of the following:

Vacation	$ 5,000
Commissions	3,511
	$ 8,511

Note 4 – Certificate of Deposit

Bank of the West – interest rate 4.89%, maturity date June 31, 2007	$ 59,719

Note 5 – Deposits with Clearing Organizations

Deposits with clearing organizations, consists of the following:

	Market Value
United States Treasury Note 4.0% maturity date August 31, 2007	99,284
	$ 99,284

Note 6 – Securities Owed

Securities owed consists of the following:
Fair value determined by Clearing Broker

	Market Value	Cost
Preferred stock		
200 shares General Electric	$ 5,148	$ 5,200
Bonds		
20,000 California State RFDG 4.000% 10/01/19 callable 10/01/16	19,546	19,582
Total	$ 24,694	$ 24,782

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2007

Note 7 – Office Lease

The Company has entered into an office lease which expires on February 28, 2008, total rent expense for the year amounted to $26,513. The minimum lease payments due over the remaining life of this lease is as follows:

2008	$ 29,595
2009	2,472
	$ 32,067

Note 8 – Related Party Transactions

The Company is the Trustee for the pension plan.

Note 9 – Common Stock

At January 31, 2007, 1,000,000 shares of no par stock were authorized and 600,000 shares were issued and outstanding.

Roberts and Ryan Investments Inc.
SEC Number 8-37469
Supplementary Information
January 31, 2007

Exhibit I

Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2007, the Company had net capital of $356,749, which was $256,746 in excess of the required net capital of $100,000, the percent of aggregate indebtedness to net capital was 5%.

Balance computed by respondent as previously reported	$ 355,351
Audit adjustments – net	1,395
Audited net capital at January 31, 2007	$ 356,746

Non-allowable assets

Deferred tax asset	$ 808
Furniture and equipment (net of accumulated depreciation of $45,332)	16,253
Other assets	800
Total non-allowable assets per paragraph (d) of Rule 17a-5	$ 17,861

Summary of significant audit adjustments:

None

Exhibit II

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 01/31/07

COMPUTATION OF NET CAPITAL

Line	Item		Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 380,333.	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			380,333.	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 380,333.	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 17,861.	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(17,861.)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 362,472.	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	1,489.	3735		
	2. Debt securities	1,688.	3733		
	3. Options		3730		
	4. Other securities	2,549.	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(5,726.)	3740
10.	Net Capital			$ 356,746.	3750

OMIT PENNIES

Exhibit II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 01/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,065.	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000.	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000.	3760
14.	Excess net capital (line 10 less 13)	$ 256,746.	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 355,146.	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 15,993.	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 15,993.	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 5.	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Exhibit II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 01/31/07

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

ITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

Roberts and Ryan Investments, Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2007

Board of Directors
Roberts and Ryan Investments, Inc.
San Francisco, California

Exhibit III

In planning and performing my audit of the financial statements of Roberts and Ryan Investments, Inc. as of and for the year ended January 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I have considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be a material weakness, as defined above, However, I identified the following deficiencies in internal control that I consider to be significant deficiencies, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in my audit of the financial statements of Roberts and Ryan Investments, Inc., as of and for the year ended January 31, 2007, and this report does not affect my report thereon dated March 16, 2007.

1) Recording of unsettled trades: The Company has recorded commissions from the clearing broker based upon settlement date. Generally Accepted Accounting Principles requires the recognition of these unsettled trades based upon the trade date. It is recommended that cutoff procedures be instituted to capture all transactions for the period.
2) Account balances affected by the improperly recorded commissions receivable transactions such as commissions payable were not reconciled on a timely basis.

Roberts and Ryan Investments, Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2007

Exhibit III

3) Preparation of the financial statements: The Company does not have any personnel that can prepare the financial statements and required disclosures in compliance with generally accepted accounting principles. Recommendation: I recognize that the size and nature of the Company's operations precludes it from hiring an individual with sufficient skills to fulfill this requirement. However, the standard allows that the ability to comply with this standard does not require the hiring of full-time staff. The required capabilities may be obtained from individuals acting for management on a temporary or outsourced basis. I recommend that the Company examine the possibility of obtaining assistance in the preparation of its financial statements from outside the Company in order to comply with these requirements.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures, with the exceptions noted above, as described in the second paragraph of this report, were adequate at January 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Bruno CPA
Pleasant Hill, California
March 16, 2007



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